Exhibit 99.1



BOSS 直聘

看準科技有限公司
KANZHUN LIMITED

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
（於開曼群島註冊成立以同股不同權控制的有限責任公司）

Stock Code 股份代號：2076

2024
Interim Report
中期報告

CONTENTS

COMPANY INFORMATION

EXECUTIVE DIRECTORS

Mr. Peng Zhao (趙鵬)
  (Founder, Chairman and Chief Executive Officer)
Mr. Yu Zhang (張宇)
Mr. Xu Chen (陳旭)
Mr. Tao Zhang (張濤)
Ms. Xiehua Wang (王燮華)

NON-EXECUTIVE DIRECTOR

Mr. Haiyang Yu (余海洋)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Yonggang Sun (孫永剛)
Mr. Yan Li (李延)
Ms. Mengyuan Dong (董夢媛)
  (appointed with effect from May 21, 2024)
Ms. Shangyu Gao (高尚毓)
  (resigned with effect from May 21, 2024)

AUDIT COMMITTEE

Ms. Mengyuan Dong (董夢媛) *(Chairperson)*
  (appointed with effect from May 21, 2024)
Mr. Yonggang Sun (孫永剛)
Mr. Yan Li (李延)
Ms. Shangyu Gao (高尚毓)
  (resigned with effect from May 21, 2024)

COMPENSATION COMMITTEE

Mr. Yonggang Sun (孫永剛) *(Chairperson)*
Mr. Peng Zhao (趙鵬)
Ms. Mengyuan Dong (董夢媛)
  (appointed with effect from May 21, 2024)
Ms. Shangyu Gao (高尚毓)
  (resigned with effect from May 21, 2024)

NOMINATION COMMITTEE

Mr. Yan Li (李延) *(Chairperson)*
Mr. Yonggang Sun (孫永剛)
Mr. Peng Zhao (趙鵬)

CORPORATE GOVERNANCE COMMITTEE

Mr. Yan Li (李延) *(Chairperson)*
Mr. Yonggang Sun (孫永剛)
Ms. Mengyuan Dong (董夢媛)
  (appointed with effect from May 21, 2024)
Ms. Shangyu Gao (高尚毓)
  (resigned with effect from May 21, 2024)

JOINT COMPANY SECRETARIES

Ms. Huaiyuan Liang (梁懷元)
Mr. Wing Yat Christopher Lui (呂穎一)
  (appointed with effect from August 28, 2024)
Ms. Mei Ying Ko (高美英)
  (resigned with effect from August 28, 2024)

AUTHORISED REPRESENTATIVES

Mr. Yu Zhang (張宇)
Mr. Wing Yat Christopher Lui (呂穎一)
  (appointed with effect from August 28, 2024)
Ms. Mei Ying Ko (高美英)
  (resigned with effect from August 28, 2024)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

21/F, GrandyVic Building
Taiyanggong Middle Road
Chaoyang District, Beijing
100020, People's Republic of China

COMPANY INFORMATION

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon, Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shop 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
27/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HONG KONG LEGAL ADVISOR

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

PRINCIPAL BANK

China Merchants Bank, Beijing
Taiyanggong branch
No. 21, Taiyanggong South Street
Chaoyang District
Beijing
China

STOCK SHORT NAME

BOSS ZHIPIN-W

STOCK CODES

HKEX Stock Code: 2076
Nasdaq Stock Ticker: BZ

COMPANY WEBSITE

https://ir.zhipin.com/

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the six months ended June 30,		
	2023	2024	Change
	(Unaudited)	(Unaudited)	
	(RMB in thousands, except percentages)		
Revenues	2,765,161	3,620,496	30.9%
Income from operations	97,732	462,202	372.9%
Income before income tax expenses	383,740	771,642	101.1%
Net income	342,260	658,974	92.5%
Adjusted net income (non-GAAP financial measure)	813,453	1,249,394	53.6%

Non-GAAP Financial Measure

In addition to net income, we also use adjusted net income (non-GAAP financial measure) to evaluate our business. We define adjusted net income (non-GAAP financial measure) as net income excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature and do not result in cash outflow.

We have included this non-GAAP financial measure because it is a key measure used by our management to evaluate our operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, we believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and the Board do.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools; and when assessing the Company's operating performance, investors should not consider it in isolation or as a substitute for our financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of our net income to adjusted net income (non-GAAP financial measure) for the periods indicated:

	For the six months ended June 30,	
	2023	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net income	342,260	658,974
Add: Share-based compensation expenses	471,193	590,420
Adjusted net income (non-GAAP financial measure)	813,453	1,249,394

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2024, we continued our strong user growth with further penetration into various types of job seekers and enterprise users, including blue-collar workers, small and medium-sized enterprises, and lower-tier city users, which are the highlights of our growth. Our average MAU for the six months ended June 30, 2024 achieved 50.6 million, representing a 21.3% increase from 41.7 million for the six months ended June 30, 2023. Our average DAU/MAU for the six months ended June 30, 2024 reached 25.2%, in the same level with that of the same period in 2023, further consolidating our position as a leading online recruitment platform.

In addition to our robust user growth, we focus on providing more quality and targeted products and services to meet the diverse recruitment needs of enterprise users across various industries and scale of business.

For white-collar and high-end gold-collar users, we are dedicated to further improving recruiting efficiency by leveraging our intelligent matching algorithm and exploring commercial products based on performance. We also expand our service offerings to large companies and state-owned enterprises with comprehensive recruitment requirements serving by our dedicated strategic client team, which also broadens the scope of our job offerings.

On the blue-collar side, we continued investing in infrastructure, operation and risk assessment, and offered products that are better suited for blue-collar users across different sub sectors. In addition, we acquired W.D Technology Investment Group Limited in February 2024 to expand and strengthen our service capabilities, taking into account the unique ecosystem of blue-collar manufacturing.

The Company advocates a philosophy of responsible and sustainable development. It was affirmed with an "A" rating under the MSCI ESG Rating, improving from a "BBB" rating in the same period last year. The Company was also selected for the *S&P Global Sustainability Yearbook 2024 (CN)* and was awarded as *the Best Progressing Enterprise* in the industry.

Management Commentary

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, "In the second quarter, the Company's average MAU grew by 25.2% year over year to 54.6 million, further solidifying our leading position as the largest online recruitment platform in China. Despite the macro headwinds, the enterprise user growth brought by continued user penetration has been the core driving force for us to achieve steady revenue and profit growth in the second quarter. Meanwhile, we attach great importance to Shareholder returns and have begun and will continue to increase share repurchase effort, which also demonstrates our confidence in the Company's long-term development in the current environment."

Mr. Phil Yu Zhang, Chief Financial Officer, elaborated, "In this quarter, we delivered healthy and sustainable top-line and bottom-line growth. The Company's adjusted income from operation increased by 52.1% year over year. The adjusted operating margin achieved historical high in this quarter, up 5 percentage points compared with the same period last year, thanks to the Company's superior business model and effective cost control. At the same time, we continued to invest in technology research and development. This quarter, research and development expenses accounted for 23.2% of revenues, continuing to maintain an industry-leading level."

BUSINESS REVIEW AND OUTLOOK

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

We adopted the "direct recruitment model" that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform, which has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

- *For enterprise user* We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

- *For job seeker* We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users.

For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users.

For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary CRM system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data-driven insights into the sales process and drive conversion.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events.

BUSINESS REVIEW AND OUTLOOK

Recent Developments

Share Repurchase Program

The Board has authorized a new share repurchase program effective from August 29, 2024 for a 12-month period, under which the Company may additionally repurchase up to US$150 million of its shares (including in the form of ADSs), in a sign of confidence about the Company's continued growth in the future. This new share repurchase program will operate in conjunction with the existing share repurchase program that became effective on March 20, 2024, also for a 12-month period, under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs).

Marketing Campaign of Paris 2024 Olympic Games and UEFA Euro 2024

We launched marketing campaigns for both the Paris 2024 Olympic Games and UEFA Euro 2024. These high-profile and widely viewed events strengthened our brand awareness.

Business Outlook

Looking ahead to the second half of 2024, our primary goal is to continue our user growth momentum and further penetration into all industries, regions and different types of enterprises, improve user engagement and consolidate our core competence.

We will enhance the in-depth understanding of customer needs, explore business model based on quality and result, fully leverage our technology capability, and expand the breadth and depth of our service offerings.

We will retain and further enhance the user-friendly ecosystem on our platform through ongoing technology developments. Moreover, we will reinforce our technology infrastructure and refine our recommendation algorithms, utilizing our optimized data analysis and deep learning capabilities.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the six months ended June 30,	
	2023	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Revenues		
Online recruitment services to enterprise customers	2,730,879	**3,576,810**
Others	34,282	**43,686**
Total revenues	2,765,161	**3,620,496**
Operating cost and expenses		
Cost of revenues[1]	(517,486)	**(611,971)**
Sales and marketing expenses[1]	(1,100,431)	**(1,124,439)**
Research and development expenses[1]	(698,975)	**(911,298)**
General and administrative expenses[1]	(367,572)	**(531,682)**
Total operating cost and expenses	(2,684,464)	**(3,179,390)**
Other operating income, net	17,035	**21,096**
Income from operations	97,732	**462,202**
Interest and investment income, net	278,671	**309,870**
Foreign exchange gain	2,808	**93**
Other income/(expenses), net	4,529	**(523)**
Income before income tax expenses	383,740	**771,642**
Income tax expenses	(41,480)	**(112,668)**
Net income	342,260	**658,974**

MANAGEMENT DISCUSSION AND ANALYSIS

Note:

(1)   Share-based compensation expenses were allocated as follows:

	For the six months ended June 30,	
	2023	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Cost of revenues	22,962	**22,416**
Sales and marketing expenses	124,530	**141,954**
Research and development expenses	196,430	**212,673**
General and administrative expenses	127,271	**213,377**
Total	471,193	**590,420**

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 30.9% from RMB2.8 billion for the six months ended June 30, 2023 to RMB3.6 billion for the six months ended June 30, 2024. This increase was primarily resulted from the enterprise user growth. In particular, revenues from online recruitment services to enterprise customers were RMB3.6 billion for the six months ended June 30, 2024, representing an increase of 31.0% from RMB2.7 billion for the six months ended June 30, 2023. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB43.7 million for the six months ended June 30, 2024, representing an increase of 27.4% from RMB34.3 million for the six months ended June 30, 2023.

Cost of Revenues

Our cost of revenues increased by 18.3% from RMB517.5 million for the six months ended June 30, 2023 to RMB612.0 million for the six months ended June 30, 2024, primarily due to increases in server and bandwidth cost, payment processing cost and employee-related expenses.

Sales and Marketing Expenses

Our sales and marketing expenses were RMB1,124.4 million for the six months ended June 30, 2024, relatively flat with RMB1,100.4 million for the six months ended June 30, 2023. The increase in sales employee-related expenses was largely offset by a decrease in advertising expenses.

Research and Development Expenses

Our research and development expenses increased by 30.4% from RMB699.0 million for the six months ended June 30, 2023 to RMB911.3 million for the six months ended June 30, 2024, which was primarily due to increased investments in technology.

General and Administrative Expenses

Our general and administrative expenses increased by 44.6% from RMB367.6 million for the six months ended June 30, 2023 to RMB531.7 million for the six months ended June 30, 2024, which was mainly due to increased employee-related expenses.

MANAGEMENT DISCUSSION AND ANALYSIS

Income from Operations

As a result of the foregoing, income from operations was RMB462.2 million for the six months ended June 30, 2024, as compared to that of RMB97.7 million for the six months ended June 30, 2023.

Income Tax Expenses

Income tax expenses were RMB112.7 million for the six months ended June 30, 2024, as compared to that of RMB41.5 million for the six months ended June 30, 2023.

Net Income

Net income increased by 92.5% from RMB342.3 million for the six months ended June 30, 2023 to RMB659.0 million for the six months ended June 30, 2024.

Liquidity and Capital Resources

During the Reporting Period, we financed our operations primarily through cash generated from operations. As of June 30, 2024, our cash and cash equivalents, short-term time deposits and short-term investments totaled RMB14.3 billion, and net cash provided by operating activities for the six months ended June 30, 2024 was RMB1.8 billion.

Interest-bearing Bank and Other Borrowings

As of June 30, 2024, the Group did not have any interest-bearing bank and other borrowings.

Significant Investments

As of June 30, 2024, the Group had fixed rate notes issued by UBS AG, which are principal guaranteed with fixed return and are akin to traditional bank deposits. As of June 30, 2024, the subscribed principal of these fixed rate notes amounted to US$150.0 million (approximately RMB1,069.0 million). As of June 30, 2024, its fair value was approximately US$148.3 million (approximately RMB1,056.6 million), representing approximately 5.5% of total consolidated assets of the Group. Interest accrued based on the fixed interest rate as agreed during the Reporting Period was approximately US$4.0 million (approximately RMB28.6 million). The subscription of these fixed rate notes are subject to the reporting and announcement requirements but exempt from the Shareholders' approval requirement under Chapter 14 of the Listing Rules. For further details, please refer to the announcement of the Company dated September 18, 2023.

The subscription of these fixed rate notes forms part of the Group's ordinary course of treasury management activities. The Group considered that these fixed rate notes offer a better yield than fixed deposits generally offered by commercial banks. The Group has developed focused investment strategies, targeting to maximizing return of surplus funds with the top priority of ensuring the safety of the principals invested and without impact on cash needs of ordinary business operation. Meanwhile, the Group diversified its investment portfolio by investing in different financial products among several major financial institutions to limit exposure to concentration risk and improve the performance of the investment portfolio.

Save as disclosed above, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group's total consolidated assets as of June 30, 2024).

MANAGEMENT DISCUSSION AND ANALYSIS

Material Acquisitions and Disposals

Save as disclosed in this report, the Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associates or joint ventures during the Reporting Period.

Pledge of Assets

As of June 30, 2024, the Group did not have any pledge of assets.

Future Plans for Material Investments and Capital Assets

As of June 30, 2024, the Group did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the Reporting Period. Total debt is defined as interest-bearing borrowings. As of June 30, 2024, the Group's gearing ratio was nil as the Group had no borrowings.

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in RMB. The majority of our cash and cash equivalents, short-term time deposits and short-term investments are denominated in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to foreign currency exchange risk. However, we monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as of June 30, 2024.

Capital Commitment

The Company had no material capital commitment as of June 30, 2024.

MANAGEMENT DISCUSSION AND ANALYSIS

Employees and Remuneration Policies

As of June 30, 2024, the Group had a total of 5,429 employees. The following table sets forth the total number of full-time employees by function as of June 30, 2024:

Function	Number of employees	% of total
Sales and marketing	2,781	51.2%
Research and development	1,318	24.3%
Operations	1,020	18.8%
General administration	310	5.7%
Total	**5,429**	**100.0%**

As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer's liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

The Group has established a performance-oriented incentive system, including the "Compensation and Bonus System" and the "Regulations on Rewards and Punishments and Labor Discipline" to offer industry-competitive remuneration and continuously motivate outstanding talent. Additionally, the Company has implemented a long-term incentive mechanism, and adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

The Company is mindful of current employees' development path. In consideration of the Company's current and future business needs and pain points, we conduct vocational skill improvement training for employees. We help current employees improve their general and professional skills through training channels such as the Foundation Stone Program, online business training, and sales skills training.

CORPORATE GOVERNANCE

WEIGHTED VOTING RIGHTS

The Company has adopted a weighted voting rights structure. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares; each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The WVR Beneficiary is Mr. Zhao. As of June 30, 2024, assuming (i) no further Shares are issued under the Share Incentive Plans and (ii) without taking into account the voting rights attached to the 6,856,212 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Zhao beneficially owns and controls, through his intermediaries, an aggregate of 139,216,577 Class B Ordinary Shares and 413,824 Class A Ordinary Shares, representing (a) approximately 15.6% of our issued and outstanding Shares; (b) approximately 64.9% of the voting rights in our Company with respect to Shareholder resolutions relating to matters other than Reserved Matters; and (c) approximately 15.6% with respect to Shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through TECHWOLF LIMITED. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-to-one ratio. As of June 30, 2024, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 139,216,577 Class A Ordinary Shares, representing approximately 18.5% of the total number of issued and outstanding Class A Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

CORPORATE GOVERNANCE

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

COMPLIANCE WITH THE CG CODE

During the Reporting Period, the Company has complied with all the code provisions of the CG Code set forth in Part 2 of Appendix C1 to the Listing Rules, save and except for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Zhao performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees and independent non-executive Directors. The Board will continue to review and consider segregating the roles of chairman and the chief executive officer of the Company from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code, with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings in the Company's securities by the Directors and relevant employees and other matters covered by the Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period.

CORPORATE GOVERNANCE

BOARD COMMITTEES

The Board has established four committees, namely the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the respective websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee comprises three independent non-executive Directors, namely Ms. Mengyuan Dong, Mr. Yonggang Sun, and Mr. Yan Li. Ms. Mengyuan Dong, being the chairperson of the Audit Committee, has the related financial management expertise required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the interim report and the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2024. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2024 in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

Corporate Governance Committee

The Board has established the Corporate Governance Committee in compliance with the CG Code and Rule 8A.30 of the Listing Rules. The primary duties of the Corporate Governance Committee are, among other things, to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company, and develop and recommend to the Board a set of corporate governance guidelines. The Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. Yan Li, Mr. Yonggang Sun, and Ms. Mengyuan Dong, with Mr. Yan Li as the chairperson of the Corporate Governance Committee.

CORPORATE GOVERNANCE

The following is a summary of work performed by the Corporate Governance Committee during the Reporting Period and up to the Latest Practicable Date:

• reviewed the structure, size and composition of the Board and Board committees, functions of the Board committees and the independence of the independent non-executive Directors;

• reviewed and monitored the training and continuous professional development of Directors and senior management;

• reviewed and recommended to the Board as to retaining the services of the Company's Compliance Advisor, and including its remuneration and terms of its engagement;

• reviewed the Company's compliance with the CG Code and disclosure in the corporate governance report;

• reviewed the code of conduct and compliance manual applicable to Directors and employees;

• reviewed and monitored the Company's policies and practices on compliance with legal and regulatory requirements;

• reviewed and monitored all risks related to the Company's WVR structure, including connected transactions between the Company and its subsidiaries or Consolidated Affiliated Entity on one hand and any WVR beneficiary on the other;

• reviewed and monitored the management of conflicts of interests of the Company and any potential conflict of interest between the Company, its subsidiaries and/or Shareholders on one hand and the WVR beneficiary on the other;

• reviewed the operation and management of the Company for the benefits of all Shareholders;

• sought to ensure effective and on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;

• reviewed and discussed matters relating to its own performance; and

• reported on the work of the Corporate Governance Committee covering areas of its terms of reference.

The Corporate Governance Committee has confirmed that (i) the WVR beneficiary has been a member of the Board throughout the Reporting Period; (ii) no matter under Rule 8A.17 has occurred during the Reporting Period; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As at June 30, 2024, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Mr. Zhao	Interest through controlled corporation/founder of a discretionary trust/ beneficiary of a trust	139,216,577 Class B Ordinary Shares[2] (L)	100.00%
		413,824 Class A Ordinary Shares[2] (L)	0.05%
Mr. Yu Zhang	Beneficial interest	9,036,950 Class A Ordinary Shares[3] (L)	1.20%
Mr. Xu Chen	Beneficial interest	1,969,720 Class A Ordinary Shares[4] (L)	0.26%
Mr. Tao Zhang	Beneficial interest	3,079,258 Class A Ordinary Shares[5] (L)	0.41%
Ms. Xiehua Wang	Beneficial interest	1,189,304 Class A Ordinary Shares[6] (L)	0.16%
Mr. Yonggang Sun	Beneficial interest	13,946 Class A Ordinary Shares[7] (L)	0.00%
Mr. Yan Li	Beneficial interest	8,424 Class A Ordinary Shares[8] (L)	0.00%
Ms. Mengyuan Dong	Beneficial interest	8,424 Class A Ordinary Shares[9] (L)	0.00%

OTHER INFORMATION

Notes:

(1)   The calculation is based on the total number of 754,080,715 Class A Ordinary Shares and 139,216,577 Class B Ordinary Shares issued and outstanding as of June 30, 2024 (excluding the 6,856,212 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans). The letter "L" stands for long position.

(2)   Represents 139,216,577 Class B Ordinary Shares and 413,824 Class A Ordinary Shares held by TECHWOLF LIMITED, a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family. Mr. Zhao disposed 413,824 Class A Ordinary Shares and 486,176 Class B Ordinary Shares between June 27, 2024 and June 28, 2024. The disposal was settled on July 5, 2024.

(3)   Represents (i) 4,200 Class A Ordinary Shares held by Mr. Yu Zhang directly, and (ii) beneficial interest in 8,741,374 Shares underlying the outstanding options and 291,376 Shares underlying the outstanding restricted share units granted to Mr. Yu Zhang under the 2020 Share Incentive Plan.

(4)   Represents (i) 54,056 Class A Ordinary Shares held by Mr. Xu Chen directly and the beneficial interest in (ii) 184,522 Shares issued to an employee shareholding trust pursuant to vested options granted to Mr. Xu Chen under the 2020 Share Incentive Plan, under which he is the ultimate beneficiary of these Shares and (iii) 1,421,000 Shares underlying the outstanding options and 310,142 Shares underlying the outstanding restricted share units granted to him under the 2020 Share Incentive Plan.

(5)   Represents (i) 51,458 Class A Ordinary Shares held by Mr. Tao Zhang directly and the beneficial interest in (ii) 2,365,876 Shares issued to an employee shareholding trust pursuant to vested options granted to Mr. Tao Zhang under the 2020 Share Incentive Plan, under which he is the ultimate beneficiary of these Shares, (iii) 265,000 Shares underlying the outstanding options and 324,898 Shares underlying the outstanding restricted share units granted to him under the 2020 Share Incentive Plan and (iv) 72,026 Shares underlying the outstanding restricted share units granted to him under the Post-IPO Share Scheme.

(6)   Represents (i) 604,166 Class A Ordinary Shares held by Ms. Xiehua Wang directly, and (ii) beneficial interest in 282,130 Shares underlying the outstanding options and 303,008 Shares underlying the outstanding restricted share units granted to her under the 2020 Share Incentive Plan.

(7)   Represents (i) 5,522 Class A Ordinary Shares held by Mr. Yonggang Sun directly and (ii) beneficial interest in 8,424 Shares underlying the outstanding options granted to him under the 2020 Share Incentive Plan.

(8)   Represents (i) 4,212 Class A Ordinary Shares held by Mr. Yan Li directly and (ii) beneficial interest in 4,212 Shares underlying the outstanding restricted share units granted to him under the Post-IPO Share Scheme.

(9)   Represents (i) 4,212 Class A Ordinary Shares held by Ms. Mengyuan Dong directly and (ii) beneficial interest in 4,212 Shares underlying the outstanding restricted share units granted to her under the Post-IPO Share Scheme.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at June 30, 2024, so far as the Directors are aware, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Class A Ordinary Shares			
Image Frame Investment (HK) Limited[2]	Beneficial interest	73,500,369 (L)	9.75%
Tencent Holdings Limited[2]	Interest in controlled corporation	73,500,369 (L)	9.75%
TECHWOLF LIMITED[3]	Beneficial interest	413,824 (L)	0.05%
Mr. Zhao[3]	Interest through controlled corporations/founder of a discretionary trust/ beneficiary of a trust	413,824 (L)	0.05%
Class B Ordinary Shares			
TECHWOLF LIMITED[3]	Beneficial interest	139,216,577 (L)	100.00%
Mr. Zhao[3]	Interest through controlled corporations/founder of a discretionary trust/ beneficiary of a trust	139,216,577 (L)	100.00%

OTHER INFORMATION

Notes:

(1)   The calculation is based on the total number of 754,080,715 Class A Ordinary Shares and 139,216,577 Class B Ordinary Shares issued and outstanding as of June 30, 2024 (excluding the 6,856,212 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans). The letter "L" stands for long position.

(2)   Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, is a subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (SEHK: 0700). As such, Tencent Holdings Limited is deemed to be interested in the Class A Ordinary Shares held by Image Frame Investment (HK) Limited.

(3)   TECHWOLF LIMITED is a British Virgin Islands company. The entire interest in TECHWOLF LIMITED is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family. Mr. Zhao disposed 413,824 Class A Ordinary Shares and 486,176 Class B Ordinary Shares between June 27, 2024 and June 28, 2024. The disposal was settled on July 5, 2024.

SHARE INCENTIVE PLANS

The Company has two existing share schemes, namely the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

3,399,536 Class A Ordinary Shares, representing approximately 0.38% of the weighted average number of issued and outstanding Shares (excluding treasury shares) of the Company, may be issued in respect of all awards granted during the Reporting Period to eligible participants pursuant to the Post-IPO Share Scheme.

The tables below set out the details of the outstanding awards under each share scheme during the Reporting Period.

1.   **2020 Share Incentive Plan**

We have undertaken not to grant any further awards pursuant to the 2020 Share Incentive Plan after the Listing. Further details of the 2020 Share Incentive Plan are set out in the Listing Document and the Company's annual report for the year ended December 31, 2023.

OTHER INFORMATION

Details of the outstanding options under the 2020 Share Incentive Plan (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of grant	Vesting period	Exercise period	Exercise price (per Share in US$)	Outstanding as of January 1, 2024	Exercised during the Reporting Period	Cancelled during the Reporting Period[1]	Outstanding as of June 30, 2024	Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period (US$)
Directors										
Yu Zhang	Executive Director and Chief Financial Officer	May 18, 2019 to June 1, 2021	Immediately; 4 years	10 years	0.7-5.33	9,000,000	258,626	–	8,741,374	9.15
Xu Chen	Executive Director and Chief Marketing Officer	August 1, 2018 to February 18, 2021	4 years	10 years	0.5-3.0807	1,421,000	–	–	1,421,000	–
Tao Zhang	Executive Director and Chief Technology Officer	October 16, 2020	4 years	10 years	3.0807	265,000	–	–	265,000	–
Xiehua Wang	Executive Director	December 20, 2018 to December 1, 2020	4 years	10 years	1.56-3.0807	482,130	200,000	–	282,130	10.58
Yonggang Sun	Independent non-executive Director	July 10, 2021 to June 15, 2022	Immediately	10 years	0.0001	8,424	–	–	8,424	–
Other grantees by category										
Employee participants	N/A	July 21, 2014 to June 12, 2021	Immediately; 2 years and 4 years	10 years	0.0001-9	44,356,938	7,128,356	558,750	36,669,832	10.11
Service providers	N/A	January 1, 2015 to April 10, 2021	Immediately; 4 years	10 years	0.3-3.0807	298,488	–	–	298,488	–
Total						**55,831,980**	**7,586,982**	**558,750**	**47,686,248**	

Note:

(1)   There was no option which lapsed during the Reporting Period.

OTHER INFORMATION

Details of the outstanding restricted share units under the 2020 Share Incentive Plan (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of grant	Vesting period	Purchase price (per Share in US$)	Outstanding as of January 1, 2024	Vested and settled during the Reporting Period	Cancelled during the Reporting Period[1]	Outstanding as of June 30, 2024	Weighted average closing price of Shares immediately before the date of vesting and settlement during the Reporting Period (US$)
Directors									
Yu Zhang	Executive Director and Chief Financial Officer	March 15, 2022 to December 3, 2022	4 years	–	324,564	33,188	–	291,376	9.61
Xu Chen	Executive Director and Chief Marketing Officer	March 15, 2022 to December 3, 2022	4 years	–	315,214	5,072	–	310,142	9.64
Tao Zhang	Executive Director and Chief Technology Officer	March 15, 2022 to December 3, 2022	4 years	–	352,348	27,450	–	324,898	9.61
Xiehua Wang	Executive Director	March 15, 2022 to June 15, 2022	4 years	–	454,512	151,504	–	303,008	10.13
Other grantees by category									
Employee participants	N/A	September 15, 2021 to December 5, 2022	4 years	–	12,595,142	1,710,550	333,674	10,550,918	9.56
Service providers	N/A	September 15, 2022	4 years	–	60,000	–	–	60,000	–
Total					**14,101,780**	**1,927,764**	**333,674**	**11,840,342**	

Note:

(1)   There was no restricted share unit which lapsed during the Reporting Period.

OTHER INFORMATION

2. **Post-IPO Share Scheme**

    The total number of Shares which may be issued upon exercise of all awards to be granted under the Post-IPO Share Scheme and awards to be granted under any other share schemes of the Company is 86,380,904 Class A Ordinary Shares, being no more than 10% of the Shares in issue on the Listing Date and rounded down to the nearest integer (the "**Scheme Mandate Limit**") and the total number of existing Class A Ordinary Shares in issue which may be transferred as award shares underlying a grant pursuant to the Post-IPO Share Scheme is such number of Class A Ordinary Shares being 3% of the Shares in issue on the date the Listing Date and rounded down to the nearest integer (the "**Existing Shares Mandate Limit**"). Pursuant to the terms of the Post-IPO Share Scheme, the Company can direct and procure a trustee administering the scheme to make on-market purchases of shares and transfer the relevant number of existing shares to satisfy the grants made thereunder. For the avoidance of doubt, the Existing Shares Mandate Limit shall not count toward the Scheme Mandate Limit. Shares which have lapsed in accordance with the terms of the rules of the Post-IPO Share Scheme (or any other share schemes of the Company) shall not be counted for the purpose of calculating the Scheme Mandate Limit.

    As of January 1, 2024, 60,446,268 Class A Ordinary Shares underlying awards were available for grant under the Post-IPO Share Scheme. During the Reporting Period, awards with underlying 3,399,536 Class A Ordinary Shares were granted to eligible participants pursuant to the Post-IPO Share Scheme. As of June 30, 2024, 57,683,744 Class A Ordinary Shares underlying awards were available for grant under the Post-IPO Share Scheme.

OTHER INFORMATION

Details of the outstanding share awards in the form of restricted share units granted under the Post-IPO Share Scheme (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of grant	Vesting period	Purchase price (per Share in HK$)	Outstanding as of January 1, 2024	Granted during the Reporting Period	Vested and settled during the Reporting Period	Lapsed during the Reporting Period[1]	Outstanding as of June 30, 2024	Performance targets	Closing price of Shares immediately before the date of grant during the Reporting Period (HK$)	Fair value of restricted share units at the date of grant during the Reporting Period and the accounting standard and policy adopted[3] (HK$)	Weighted average closing price of Shares immediately before the date of vesting and settlement during the Reporting Period (US$)
Directors													
Tao Zhang	Executive Director	March 27, 2023	4 years	Nil	96,034	–	24,008	–	72,026	None	–	–	9.15
Yonggang Sun	Independent non-executive Director	June 15, 2023	Immediately; 1 year	Nil	4,212	–	4,212	–	–	None	–	–	10.17
Yan Li	Independent non-executive Director	December 15, 2023	Immediately; 1 year	Nil	4,212	–	–	–	4,212	None	–	–	–
Shangyu Gao[2]	Independent non-executive Director	December 15, 2023	Immediately; 1 year	Nil	4,212	–	–	4,212	–	None	–	–	–
Mengyuan Dong	Independent non-executive Director	June 15, 2024	Immediately; 1 year	Nil	–	8,424	4,212	–	4,212	None	76.85	76.85	10.14
Other grantees by category													
Employee participants	N/A	March 27, 2023; June 15, 2023; September 15, 2023; December 15, 2023; March 15, 2024; June 15, 2024	See Note (4) below	Nil	25,248,162	3,391,112 [6]	4,498,260	632,800	23,508,214	See Note (5) below	77.8 and 76.85	73.05 and 76.85	9.43
Total					25,356,832	3,399,536	4,530,692	637,012	23,588,664				

OTHER INFORMATION

Notes:

(1)   There were no restricted share units which was cancelled during the Reporting Period.

(2)   On May 21, 2024, Ms. Shangyu Gao resigned as an independent non-executive Director of the Company.

(3)   According to the accounting standard and policy adopted, the fair value of restricted share units is determined based on the market price of the Shares at the respective grant date.

(4)   The share awards can either be vested immediately or over a period of up to 4 years. For details, please refer to the announcements dated March 28, 2023, June 16, 2023, September 18, 2023, December 15, 2023, March 17, 2024 and June 16, 2024 published by the Company, respectively.

(5)   0.5% of the share awards under all the grants made to the participants in 2023 shall be vested subject to a performance target relating to achievement of a technological development milestone. For details, please refer to the announcement dated December 15, 2023 published by the Company.

(6)   For details, please refer to the announcements dated March 28, 2023, June 16, 2023, September 18, 2023, December 15, 2023, March 17, 2024 and June 16, 2024 published by the Company, respectively.

Further details of the Post-IPO Share Scheme are set out in the section headed "Statutory and General Information – D. Share Incentive Plans – 2. Post-IPO Share Scheme" of Appendix IV to the Listing Document.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, the Company repurchased a total of 424,437 ADSs (representing 848,874 Class A Ordinary Shares of the Company) (the "**Repurchased Shares**") at an aggregate consideration (before all the relevant expenses) of US$7,994,506.16 on the Nasdaq.

Particulars of the repurchases made by the Company during the Reporting Period are as follows:

| Trading Month | Number of Class A Ordinary Shares repurchased | Price per ordinary share | | Aggregate consideration paid (before all the relevant expenses) |
| | | Highest price paid | Lowest price paid | |
		(US$)	(US$)	(US$)
March 2024	550,924	9.170	8.935	4,997,486.70
June 2024	297,950	10.345	9.445	2,997,019.46
Total	**848,874**			**7,994,506.16**

OTHER INFORMATION

The Class A Ordinary Shares repurchased in March 2024 and June 2024 were cancelled in April 2024 and July 2024, respectively. Upon cancellation of the Repurchased Shares, Mr. Zhao, the WVR beneficiary of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his Class B Ordinary Shares into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange (including the sale of treasury shares as defined under the Listing Rules) or on the Nasdaq during the Reporting Period. As of June 30, 2024, the Company did not hold any treasury shares.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Save as disclosed in this interim report, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules during the Reporting Period and as of the Latest Practicable Date.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period.

INTERIM DIVIDEND

The Board did not recommend any interim dividend for the six months ended June 30, 2024.

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this report, there were no significant events that might affect the Company after June 30, 2023, and up to the date of this report.

APPROVAL OF INTERIM REPORT

The interim report of the Group for the six months ended June 30, 2024 were approved and authorised for issue by the Board.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of KANZHUN LIMITED
(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 28 to 55, which comprises the interim condensed consolidated balance sheet of KANZHUN LIMITED (the "**Company**") and its subsidiaries and consolidated variable interest entities ("**VIEs**") and VIE's subsidiaries (together, the "**Group**") as at June 30, 2024 and the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of changes in shareholders' equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, August 28, 2024

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Notes	As of December 31, 2023 RMB	As of June 30, 2024 RMB
		(In thousands, except for share and per share data)	
ASSETS			
Current assets			
Cash and cash equivalents		2,472,959	**3,472,390**
Short-term time deposits		6,922,803	**5,267,014**
Short-term investments	4	3,513,885	**5,542,508**
Accounts receivable, net	5	16,727	**29,856**
Inventories		–	**2,787**
Amounts due from related parties	15	3,966	**5,625**
Prepayments and other current assets	6	442,697	**535,488**
Total current assets		13,373,037	**14,855,668**
Non-current assets			
Property, equipment and software, net	7	1,793,488	**1,909,180**
Intangible assets, net	3	8,093	**270,766**
Goodwill		5,690	**6,528**
Right-of-use assets, net	11	282,612	**409,314**
Long-term time deposits		–	**726,476**
Long-term investments	4	2,473,128	**986,917**
Other non-current assets		4,000	**–**
Total non-current assets		4,567,011	**4,309,181**
Total assets		17,940,048	**19,164,849**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	8	629,216	**170,700**
Deferred revenue		2,794,075	**3,175,000**
Other payables and accrued liabilities	9	779,046	**614,515**
Operating lease liabilities, current	11	155,014	**185,661**
Total current liabilities		4,357,351	**4,145,876**

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Notes	As of December 31, 2023 RMB	As of June 30, 2024 RMB
		(In thousands, except for share and per share data)	
Non-current liabilities			
Operating lease liabilities, non-current	11	125,079	211,219
Deferred tax liabilities		28,425	26,403
Total non-current liabilities		153,504	237,622
Total liabilities		4,510,855	4,383,498
Commitments and contingencies	16		
Shareholders' equity			
Ordinary shares (US$0.0001 par value; 1,800,000,000 Class A Ordinary Shares and 200,000,000 Class B Ordinary Shares authorized; 750,523,103 Class A Ordinary Shares issued and 740,172,377 outstanding, 139,630,401 Class B Ordinary Shares issued and outstanding as of December 31, 2023; 760,936,927 Class A Ordinary Shares issued and 751,765,255 outstanding, 139,216,577 Class B Ordinary Shares issued and outstanding as of June 30, 2024)		564	571
Treasury shares		(479,730)	(149,535)
Additional paid-in capital		15,496,811	15,680,942
Statutory reserves		5,000	5,000
Accumulated other comprehensive income		898,810	964,683
Accumulated deficit		(2,492,253)	(1,825,569)
Total KANZHUN LIMITED shareholders' equity		13,429,202	14,676,092
Non-controlling interests		(9)	105,259
Total shareholders' equity		13,429,193	14,781,351
Total liabilities and shareholders' equity		17,940,048	19,164,849

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	For the six months ended June 30,	
		2023	2024
		RMB	RMB
		(In thousands, except for share and per share data)	
Revenues			
Online recruitment services to enterprise customers		2,730,879	**3,576,810**
Others		34,282	**43,686**
Total revenues	10	2,765,161	**3,620,496**
Operating cost and expenses			
Cost of revenues		(517,486)	**(611,971)**
Sales and marketing expenses		(1,100,431)	**(1,124,439)**
Research and development expenses		(698,975)	**(911,298)**
General and administrative expenses		(367,572)	**(531,682)**
Total operating cost and expenses		(2,684,464)	**(3,179,390)**
Other operating income, net		17,035	**21,096**
Income from operations		97,732	**462,202**
Interest and investment income, net		278,671	**309,870**
Foreign exchange gain		2,808	**93**
Other income/(expenses), net		4,529	**(523)**
Income before income tax expenses		383,740	**771,642**
Income tax expenses	12	(41,480)	**(112,668)**
Net income		342,260	**658,974**
Net loss attributable to non-controlling interests		–	**7,710**
Net income attributable to ordinary shareholders of KANZHUN LIMITED		342,260	**666,684**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Notes	For the six months ended June 30,	
		2023	**2024**
		RMB	**RMB**
		(In thousands, except for share and per share data)	
Weighted average number of ordinary shares used in computing net income per share	14		
– Basic		867,314,841	**884,833,645**
– Diluted		903,757,988	**915,678,778**
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED	14		
– Basic		0.39	**0.75**
– Diluted		0.38	**0.73**
Other comprehensive income			
Foreign currency translation adjustments		403,775	**65,906**
Total other comprehensive income		403,775	**65,906**
Total comprehensive income		746,035	**724,880**
Comprehensive loss attributable to non-controlling interests		–	**7,677**
Comprehensive income attributable to ordinary shareholders of KANZHUN LIMITED		746,035	**732,557**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Attributable to KANZHUN LIMITED							
	Ordinary shares			Additional		Accumulated other		Non-	Total
	Number of shares outstanding	Amount RMB	Treasury shares RMB	paid-in capital RMB	Statutory reserves RMB	comprehensive income RMB	Accumulated deficit RMB	controlling interests RMB	shareholders' equity RMB
				(In thousands, except for share data)					
Balance as of January 1, 2023	865,413,376	564	(918,894)	15,450,389	–	695,184	(3,586,480)	–	11,640,763
Net income	–	–	–	–	–	–	342,260	–	342,260
Foreign currency translation adjustments	–	–	–	–	–	403,775	–	–	403,775
Share-based compensation	–	–	–	471,193	–	–	–	–	471,193
Exercise of share options and vesting of restricted share units ("RSUs")	5,384,866	–	4	44,909	–	–	–	–	44,913
Repurchase of ordinary shares	(1,442,852)	–	(70,896)	–	–	–	–	–	(70,896)
Balance as of June 30, 2023	869,355,390	564	(989,786)	15,966,491	–	1,098,959	(3,244,220)	–	12,832,008
Balance as of January 1, 2024	**879,802,778**	**564**	**(479,730)**	**15,496,811**	**5,000**	**898,810**	**(2,492,253)**	**(9)**	**13,429,193**
Net income	–	–	–	–	–	–	666,684	(7,710)	658,974
Foreign currency translation adjustments	–	–	–	–	–	65,873	–	33	65,906
Share-based compensation	–	–	–	590,420	–	–	–	–	590,420
Exercise of share options and vesting of RSUs	14,045,438	–	530,900	(406,289)	–	–	–	–	124,611
Repurchase of ordinary shares	(2,866,384)	–	(200,698)	–	–	–	–	–	(200,698)
Acquisition of a subsidiary	–	–	–	–	–	–	–	112,945	112,945
Issuance of ordinary shares as treasury shares	–	7	(7)	–	–	–	–	–	–
Balance as of June 30, 2024	**890,981,832**	**571**	**(149,535)**	**15,680,942**	**5,000**	**964,683**	**(1,825,569)**	**105,259**	**14,781,351**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,	
	2023	**2024**
	RMB	**RMB**
	(In thousands)	
Cash flows from operating activities		
Net income	342,260	**658,974**
Adjustments to reconcile net income to net cash provided by operating activities:		
Share-based compensation	471,193	**590,420**
Depreciation and amortization	105,112	**238,791**
Loss from disposal of property, equipment and software	291	**106**
Foreign exchange gain	(2,808)	**(93)**
Amortization of right-of-use assets	83,424	**95,146**
Interest and investment income	(79,049)	**136,927**
Deferred income tax expenses/(benefit)	14,411	**(2,022)**
Allowance for credit losses	38	**372**
Changes in operating assets and liabilities:		
Accounts receivable	(5,455)	**(6,744)**
Inventories	–	**(2,787)**
Prepayments and other current assets	138,577	**(38,866)**
Amounts due from related parties	(3,822)	**(1,616)**
Other non-current assets	–	**4,000**
Accounts payable	8,409	**1,723**
Deferred revenue	503,885	**379,666**
Other payables and accrued liabilities	(186,112)	**(177,066)**
Operating lease liabilities	(82,736)	**(102,834)**
Net cash provided by operating activities	1,307,618	**1,774,097**
Cash flows from investing activities		
Purchase of property, equipment and software	(331,115)	**(759,069)**
Disposal of property, equipment and software	6,030	**63**
Purchase of short-term time deposits and short-term investments	(11,886,556)	**(8,429,345)**
Maturity of short-time time deposits and short-term investments	5,714,201	**9,908,301**
Purchase of long-term time deposits and long-term investments	(1,892,862)	**(1,165,500)**
Payment for business acquisitions, net of cash acquired	(66)	**(150,221)**
Net cash used in investing activities	(8,390,368)	**(595,771)**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,	
	2023 RMB	2024 RMB
	(In thousands)	
Cash flows from financing activities		
Proceeds from exercise of share-based awards	68,955	106,643
Repurchase of ordinary shares	–	(293,068)
Net cash provided by/(used in) financing activities	68,955	(186,425)
Effect of exchange rate changes on cash and cash equivalents	2,740	7,530
Net (decrease)/increase in cash and cash equivalents	(7,011,055)	999,431
Cash and cash equivalents at beginning of the period	9,751,824	2,472,959
Cash and cash equivalents at end of the period	2,740,769	3,472,390
Supplemental cash flow disclosure		
Cash paid for income tax	68,623	180,174
Supplemental disclosures of non-cash investing and financing activities		
Changes in payables for purchase of property, equipment and software	(20,223)	(494,259)
Changes in consideration payable for share repurchase	70,896	(92,007)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. **GENERAL INFORMATION**

   KANZHUN LIMITED (the "Company") was incorporated under the laws of the Cayman Islands on January 16, 2014 as an exempted company with limited liability. The Company, through its subsidiaries, consolidated variable interest entity (the "VIE") and VIE's subsidiaries (collectively referred to as the "Group"), is primarily engaged in providing online recruitment services through a platform named "BOSS Zhipin" in the People's Republic of China (the "PRC" or "China").

2. **BASIS OF PRESENTATION**

   The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The unaudited condensed consolidated financial statements include financial statements of the Company, its subsidiaries, the consolidated VIE and VIE's subsidiaries for which the Company is the ultimate primary beneficiary, and have been prepared on the same basis as the audited consolidated financial statements of the preceding fiscal year and include all adjustments necessary for a fair statement of results for the periods presented. The consolidated balance sheet as of December 31, 2023 was derived from the audited financial statements at that date but does not include all the information and notes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2023. Significant accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. The interim results are not necessarily indicative of the results of operations expected for the full year or any future periods.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.   **BUSINESS ACQUISITION**

On February 6, 2024, the Group completed the acquisition of approximately 77% of the equity interest of W.D Technology Investment Group Limited, which is principally engaged in providing blue-collar recruitment services. The consideration of this acquisition was approximately US$52.7 million (approximately RMB374.3 million). The Group obtained control of the investee since it holds majority of the investee's equity interest and is entitled to assign majority of the board members, one of whom shall be the chief executive officer of the investee.

The acquisition was accounted for as a business acquisition using the purchase method of accounting. The consideration of the acquisition was allocated based on the fair value of assets acquired and liabilities assumed as of the acquisition date as follows:

	Amount RMB (In thousands)
Purchase consideration	374,306
Net assets acquired	208,412
Identifiable intangible assets acquired	
– Customer relationships	94,000
– Trademarks	91,000
– Technology	80,000
– Non-compete agreements	13,000
Goodwill	839
Non-controlling interests	(112,945)
Total	**374,306**

Net assets acquired primarily consisted of cash and cash equivalents of RMB224.0 million, other receivables of RMB37.1 million, property, equipment and software of RMB43.3 million and other payables and accrued liabilities of RMB104.6 million.

Goodwill was primarily attributable to future business growth expected to be achieved from the acquisition. Goodwill was expected to be non-deductible for income tax purposes.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. **INVESTMENTS**

	As of December 31, 2023 RMB	As of June 30, 2024 RMB
	(In thousands)	
Short-term investments		
– Wealth management products	2,783,212	**3,939,462**
– Fixed rate notes[(1)]	729,348	**1,601,635**
– Listed equity securities	1,325	**1,411**
Total short-term investments	3,513,885	**5,542,508**
Long-term investments		
– Fixed rate notes[(1)]	1,969,405	**737,329**
– Wealth management products	354,135	**100,000**
– Unlisted equity securities[(2)]	149,588	**149,588**
Total long-term investments	2,473,128	**986,917**

(1)   Fixed rate notes are principal-guaranteed with fixed return, which the Group has positive intent and ability to hold to maturity. Accordingly, this investment is classified as held-to-maturity debt securities and measured at amortized cost.

(2)   Unlisted equity securities represent investments in preferred shares in a private company, which contain certain substantive preferential rights including redemption at the Group's option upon the occurrence of certain contingent events that are out of the investee's control and liquidation preference over common shareholders. This investment is classified as available-for-sale debt securities and measured at fair value.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.   **ACCOUNTS RECEIVABLE, NET**

An aging analysis of accounts receivable as of December 31, 2023 and June 30, 2024, based on recognition date and net of credit loss allowance, is as follows:

	As of December 31, 2023 RMB	As of June 30, 2024 RMB
	(In thousands)	
Within 3 months	13,505	23,610
Between 3 months and 6 months	1,526	4,095
Between 6 months and 1 year	1,244	1,230
More than 1 year	452	921
Total	16,727	29,856

6.   **PREPAYMENTS AND OTHER CURRENT ASSETS**

	As of December 31, 2023 RMB	As of June 30, 2024 RMB
	(In thousands)	
Receivables from third-party online payment platforms	96,560	124,813
Prepaid advertising expenses and service fee	95,318	105,066
Receivables related to the exercise of share-based awards*	79,182	89,238
Deposits	63,201	77,760
Prepaid income tax	46,277	60,000
Staff loans and advances	25,744	23,606
Others	36,415	55,005
Total	442,697	535,488

*   It mainly represents receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. **PROPERTY, EQUIPMENT AND SOFTWARE, NET**

	As of December 31, 2023 RMB	As of June 30, 2024 RMB
	(In thousands)	
Electronic equipment	2,149,561	2,436,889
Leasehold improvement	136,541	157,559
Buildings	–	46,236
Motor vehicles	15,251	18,800
Furniture and fixtures	15,384	15,720
Software	7,010	7,424
Total cost	2,323,747	2,682,628
Less: accumulated depreciation	(530,259)	(773,448)
Total property, equipment and software, net	1,793,488	1,909,180

Depreciation expenses were RMB104.0 million and RMB223.5 million for the six months ended June 30, 2023 and 2024, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. **ACCOUNTS PAYABLE**

	As of December 31, 2023 RMB	As of June 30, 2024 RMB
	(In thousands)	
Payables for purchase of property, equipment and software	561,317	67,058
Payables for advertising expenses	15,369	25,147
Others	52,530	78,495
Total	629,216	170,700

An aging analysis of accounts payable as of December 31, 2023 and June 30, 2024, based on recognition date, is as follows:

	As of December 31, 2023 RMB	As of June 30, 2024 RMB
	(In thousands)	
Within 3 months	569,550	124,098
Between 3 months and 6 months	48,236	31,768
Between 6 months and 1 year	5,294	5,283
More than 1 year	6,136	9,551
Total	629,216	170,700

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. **OTHER PAYABLES AND ACCRUED LIABILITIES**

	As of December 31, 2023 RMB	As of June 30, 2024 RMB
	(In thousands)	
Salary, welfare and bonus payable	457,974	319,849
Tax payable	116,657	109,724
Advance from customers*	73,196	80,597
Deposits	–	58,069
Consideration payable for share repurchase	113,387	21,380
Others	17,832	24,896
Total	779,046	614,515

* It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group's services.

10. **REVENUES**

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source consist of the following:

	For the six months ended June 30,	
	2023 RMB	2024 RMB
	(In thousands)	
Online recruitment services to enterprise customers	2,730,879	3,576,810
– Key accounts	551,984	812,146
– Mid-sized accounts	995,592	1,245,598
– Small-sized accounts	1,183,303	1,519,066
Others	34,282	43,686
Total	2,765,161	3,620,496

For revenues from online recruitment services to enterprise customers, RMB1,988.3 million and RMB2,668.9 million were recognized over time for the six months ended June 30, 2023 and 2024, respectively; RMB742.6 million and RMB907.9 million were recognized at a point in time for the six months ended June 30, 2023 and 2024, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. **OPERATING LEASE**

The Group's operating leases are primarily for offices. The components of lease expenses are as follows:

	For the six months ended June 30,	
	2023	2024
	RMB	RMB
	(In thousands)	
Operating lease expenses	90,329	102,453
Short-term lease expenses	2,189	4,568
Total	92,518	107,021

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB
	(In thousands)	
Right-of-use assets, net	282,612	409,314
Operating lease liabilities, current	155,014	185,661
Operating lease liabilities, non-current	125,079	211,219
Total operating lease liabilities	280,093	396,880

	As of December 31, 2023	As of June 30, 2024
Weighted average remaining lease term (in years)	2.05	2.57
Weighted average discount rate	4.77%	4.79%

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. OPERATING LEASE *(CONTINUED)*

Supplemental cash flow information related to operating leases is as follows:

	For the six months ended June 30,	
	2023	**2024**
	RMB	**RMB**
	(In thousands)	
Cash paid for amounts included in the measurement of operating lease liabilities	89,641	**105,417**
Right-of-use assets obtained in exchange for operating lease liabilities	137,356	**314,684**

Maturities of operating lease liabilities are as follows:

	As of June 30, 2024 RMB (In thousands)
Succeeding period in 2024	**96,286**
2025	**189,535**
2026	**86,939**
2027	**27,792**
2028	**14,720**
2029	**6,733**
Thereafter	**795**
Total undiscounted lease payments	**422,800**
Less: imputed interest	**(25,920)**
Total operating lease liabilities	**396,880**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. **INCOME TAX**

    Cayman Islands

    The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

    Hong Kong

    Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

    China

    Under the PRC Enterprise Income Tax Law (the "EIT Law"), domestic enterprises and foreign investment enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified "High and New Technology Enterprise" ("HNTE") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE, Beijing Huapin Borui Network Technology Co., Ltd., is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the periods presented.

    According to relevant laws and regulations promulgated by the State Taxation Administration ("STA") of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses ("Super R&D Deduction") when determining their assessable profits for the year. Pursuant to the announcement issued by the STA of the PRC and other government authorities in September 2022, the Super R&D Deduction rate increased to 200% for the period from October 1, 2022 to December 31, 2022. In March 2023, the STA of the PRC further announced that the 200% Super R&D Deduction rate would continue to be applied from January 1, 2023.

    Components of income tax expenses are as follows:

	For the six months ended June 30,	
	2023	2024
	RMB	RMB
	(In thousands)	
Current income tax expenses	27,069	114,690
Deferred income tax expenses/(benefit)	14,411	(2,022)
Total	41,480	112,668

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. **SHARE-BASED COMPENSATION**

In 2020, the Group adopted the 2020 Share Incentive Plan, which allows the Group to grant share-based awards to directors, employees and consultants. The Company did not grant any share-based awards pursuant to the 2020 Share Incentive Plan since the listing on the Main Board of The Stock Exchange of Hong Kong Limited in December 2022. In December 2022, the Group adopted the Post-IPO Share Scheme, which allows the Group to grant share-based awards to directors, employees and officers. The maximum number of Class A Ordinary Shares that may be issued under the Post-IPO Share Scheme is 86,380,904. The share options and RSUs granted are mainly scheduled to be vested over two or four years, and one-half or one-fourth of the awards shall be vested upon each anniversary of the vesting commencement date, depending on different vesting schedules.

(a) **Share options**

The following table summarizes activities of share options for the periods presented:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value	Weighted average grant-date fair value
				US$	
		US$	In years	in thousands	US$
Outstanding as of January 1, 2023	68,361,198	2.90	7.23	498,336	2.99
Exercised	(3,213,232)	1.99			
Forfeited	(400,584)	4.13			
Outstanding as of June 30, 2023	64,747,382	2.93	6.78	297,358	3.07
Outstanding as of January 1, 2024	**55,831,980**	**3.04**	**6.34**	**294,189**	**3.15**
Exercised	**(7,586,982)**	**2.31**			
Forfeited	**(558,750)**	**4.90**			
Outstanding as of June 30, 2024	**47,686,248**	**3.13**	**5.94**	**299,269**	**3.28**
Vested and expected to vest as of June 30, 2024	**47,686,248**	**3.13**	**5.94**	**299,269**	**3.28**
Exercisable as of June 30, 2024	**38,882,300**	**2.93**	**5.77**	**251,586**	**2.88**

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the market value of the underlying ordinary share at each reporting date.

As of June 30, 2024, there were US$34.3 million of unrecognized compensation expenses related to share options, which are expected to be recognized over a weighted-average period of 0.83 years and may be adjusted for future forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. SHARE-BASED COMPENSATION *(CONTINUED)*

(b) RSUs

The following table summarizes activities of RSUs for the periods presented:

	Number of RSUs	Weighted average grant-date fair value US$
Outstanding as of January 1, 2023	20,812,946	11.23
Granted	16,640,872	
Vested	(2,171,634)	
Forfeited	(906,324)	
Outstanding as of June 30, 2023	34,375,860	10.37
Outstanding as of January 1, 2024	**39,458,612**	**9.58**
Granted	**3,399,536**	
Vested	**(6,458,456)**	
Forfeited	**(970,686)**	
Outstanding as of June 30, 2024	**35,429,006**	**9.59**

As of June 30, 2024, there were US$294.9 million of unrecognized compensation expenses related to RSUs, which are expected to be recognized over a weighted-average period of 2.69 years and may be adjusted for future forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.   SHARE-BASED COMPENSATION *(CONTINUED)*

(c)   Share-based compensation expenses by function

The following table sets forth the allocation of share-based compensation expenses:

	For the six months ended June 30,	
	2023 RMB	2024 RMB
	(In thousands)	
Cost of revenues	22,962	22,416
Sales and marketing expenses	124,530	141,954
Research and development expenses	196,430	212,673
General and administrative expenses	127,271	213,377
Total	471,193	590,420

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. **NET INCOME PER SHARE**

The computation of basic and diluted net income per share for the six months ended June 30, 2023 and 2024 is as follows:

	For the six months ended June 30,	
	2023 RMB	2024 RMB
	(In thousands, except for share and per share data)	
Numerator		
Net income attributable to ordinary shareholders of KANZHUN LIMITED	342,260	666,684
Denominator		
Weighted average number of ordinary shares used in computing basic net income per share	867,314,841	884,833,645
Dilutive effect of share-based awards	36,443,147	30,845,133
Weighted average number of ordinary shares used in computing diluted net income per share	903,757,988	915,678,778
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED		
– Basic	0.39	0.75
– Diluted	0.38	0.73

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. **RELATED PARTY TRANSACTIONS AND BALANCES**

The table below sets forth major related parties with which the Group had transactions during the periods presented and their relationships with the Group:

Name of related parties	Relationship with the Group
Tencent Holdings Limited and its affiliates ("Tencent Group")	Major shareholder of the Company

Details of major transactions with related parties for the periods presented are as follows:

	For the six months ended June 30,	
	2023 RMB	2024 RMB
	(In thousands)	
Cloud services from Tencent Group	14,898	6,331
Online payment clearing services and other services from Tencent Group	3,136	4,804
Total	18,034	11,135

Details of major amounts due from related parties for the periods presented are as follows:

	As of December 31, 2023 RMB	As of June 30, 2024 RMB
	(In thousands)	
Receivables from the online payment platform of Tencent Group	2,569	5,304
Prepaid service fee to Tencent Group	1,397	321
Total	3,966	5,625

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. **COMMITMENTS AND CONTINGENCIES**

    Commitments

    The Group engages third parties for promoting its brand image through various advertising channels. The advertising commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB46.1 million as of June 30, 2024.

    Contingencies

    The Group records a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. No material liabilities in this regard was recorded as of June 30, 2024.

17. **DIVIDEND**

    No dividend was declared by the Company during the six months ended June 30, 2023 and 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS**

    The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the unaudited condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

	As of December 31, 2023						
	Amounts as	IFRS adjustments					Amounts as
Unaudited condensed consolidated balance sheets (extract)	reported under U.S. GAAP RMB	Share-based compensation RMB Note (i)	Operating leases RMB Note (ii)	Long-term investments RMB Note (iii)	Preferred shares RMB Note (iv)	Listing expenses RMB Note (v)	reported under IFRS RMB
				(In thousands)			
Right-of-use assets, net	282,612	–	(9,953)	–	–	–	272,659
Total assets	17,940,048	–	(9,953)	–	–	–	17,930,095
Additional paid-in capital	15,496,811	681,509	–	–	28,098,509	22,592	44,299,421
Accumulated other comprehensive income	898,810	–	–	(16,650)	1,246,796	–	2,128,956
Accumulated deficit	(2,492,253)	(681,509)	(9,953)	16,650	(29,345,305)	(22,592)	(32,534,962)
Total shareholders' equity	13,429,193	–	(9,953)	–	–	–	13,419,240

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS** *(CONTINUED)*

Unaudited condensed consolidated balance sheets (extract)	As of June 30, 2024						
	Amounts as reported under U.S. GAAP RMB	IFRS adjustments					Amounts as reported under IFRS RMB
		Share-based compensation RMB Note (i)	Operating leases RMB Note (ii)	Long-term investments RMB Note (iii)	Preferred shares RMB Note (iv)	Listing expenses RMB Note (v)	
				(In thousands)			
Right-of-use assets, net	409,314	–	(10,993)	–	–	–	398,321
Total assets	19,164,849	–	(10,993)	–	–	–	19,153,856
Additional paid-in capital	15,680,942	727,882	–	–	28,098,509	22,592	44,529,925
Accumulated other comprehensive income	964,683	–	–	(16,650)	1,246,796	–	2,194,829
Accumulated deficit	(1,825,569)	(727,882)	(10,993)	16,650	(29,345,305)	(22,592)	(31,915,691)
Total shareholders' equity	14,781,351	–	(10,993)	–	–	–	14,770,358

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS** *(CONTINUED)*

Unaudited condensed consolidated statements of comprehensive income (extract)	For the six months ended June 30, 2023			
	Amounts as reported under U.S. GAAP RMB	IFRS adjustments		Amounts as reported under IFRS RMB
		Share-based compensation RMB Note (i)	Operating leases RMB Note (ii)	
		(In thousands)		
Cost of revenues	(517,486)	(4,897)	1,190	(521,193)
Sales and marketing expenses	(1,100,431)	(47,427)	3,062	(1,144,796)
Research and development expenses	(698,975)	(56,327)	1,243	(754,059)
General and administrative expenses	(367,572)	(36,823)	365	(404,030)
Interest and investment income, net	278,671	–	(6,905)	271,766
Net income	342,260	(145,474)	(1,045)	195,741

Unaudited condensed consolidated statements of comprehensive income (extract)	For the six months ended June 30, 2024			
	Amounts as reported under U.S. GAAP RMB	IFRS adjustments		Amounts as reported under IFRS RMB
		Share-based compensation RMB Note (i)	Operating leases RMB Note (ii)	
		(In thousands)		
Cost of revenues	(611,971)	3,458	929	(607,584)
Sales and marketing expenses	(1,124,439)	(19,796)	2,941	(1,141,294)
Research and development expenses	(911,298)	(16,098)	1,464	(925,932)
General and administrative expenses	(531,682)	(13,937)	933	(544,686)
Interest and investment income, net	309,870	–	(7,307)	302,563
Net income	658,974	(46,373)	(1,040)	611,561

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS** *(CONTINUED)*

Notes:

(i) **Share-based compensation**

For share options and RSUs granted with service condition, the share-based compensation expenses were recognized over the vesting period using the straight-line method under U.S. GAAP while the graded vesting method must be applied under IFRS.

Additionally, under U.S. GAAP, it is allowed to make an entity-wide accounting policy election to account for forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, forfeitures must be estimated and share-based compensation expenses should be recognized net of estimated forfeitures.

Accordingly, the reconciliation includes increases in operating cost and expenses of RMB145.5 million and RMB46.4 million for the six months ended June 30, 2023 and 2024, respectively.

(ii) **Operating leases**

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and interest expenses related to lease liabilities were recorded together as lease expenses, which resulted in a straight-line recognition effect over the respective lease terms.

Under IFRS, the amortization of right-of-use assets was recognized on a straight-line basis while interest expenses related to lease liabilities were recorded on the basis that lease liabilities were measured at amortized cost with more expenses recognized in earlier years of each lease term. Additionally, the amortization of right-of-use assets and interest expenses related to lease liabilities were presented in separate line items of the consolidated statements of comprehensive income/(loss).

Accordingly, the reconciliation includes a decrease in net income of RMB1.0 million and RMB1.0 million for the six months ended June 30, 2023 and 2024, respectively.

(iii) **Long-term investments**

In the second half of 2023, the Group made investments in preferred shares in a private company, which contain certain substantive preferential rights including redemption at the Group's option upon the occurrence of certain contingent events that are out of the investee's control and liquidation preference over common shareholders.

Under U.S. GAAP, the above investments are classified as available-for-sale debt securities, which are measured at fair value at each balance sheet date with the unrealized gains and losses, net of tax, recorded in other comprehensive income/(loss).

Under IFRS, since those investments could not meet the definition of the equity instrument from the perspective of the investee, and the contractual cashflow of these financial assets does not represent solely payments of principal and interest, they should be classified as financial assets measured at fair value through profit or loss with changes in fair value are recognized in profit or loss.

For the above investments, unrealized gains of RMB16.7 million were recognized in 2023 and there were no material changes in the fair value for the six months ended June 30, 2024. The historical cumulative effect of the above difference on the measurement of the investments between U.S. GAAP and IFRS was carried forward to balance sheets for subsequent periods.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS** *(CONTINUED)*

    (iv) **Preferred shares**

    Prior to the Company's initial public offering in the United States of America ("US IPO") in June 2021, the Company had preferred shares which were converted into ordinary shares upon the completion of the US IPO. Under U.S. GAAP, the Company classified preferred shares as mezzanine equity because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The preferred shares were recorded initially at fair value, net of issuance cost. The accretion to the respective redemption value of the preferred shares were recognized over the period starting from issuance date to the earliest redemption date.

    Under IFRS, the preferred shares that were contingently redeemable at the holders' option were designated as financial liabilities at fair value through profit or loss, which were measured at fair value with the issuance cost recorded in general and administrative expenses. The amount of changes in the fair value of the financial liabilities attributable to changes in the credit risk of the financial liabilities was presented in other comprehensive income/(loss) and the remaining amount of changes in the fair value was presented in profit or loss.

    The historical cumulative effect of the above difference on the classification and measurement of preferred shares between U.S. GAAP and IFRS was carried forward to balance sheets for subsequent periods.

    (v) **Listing expenses**

    Under U.S. GAAP, specific incremental issuance cost directly attributable to the offering of equity securities may be deferred and capitalized against gross proceeds of the offering and presented in the shareholders' equity as a deduction from the proceeds.

    Under IFRS, only those listing expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Those expenses considered directly attributable to the listing of existing shares on a stock exchange were not qualified for capitalization and expensed as incurred instead.

    In relation to the listing expenses incurred for the US IPO, additional RMB22.6 million were expensed in 2021 under IFRS and the effect of such IFRS adjustment on additional paid-in capital and accumulated deficit was carried forward to balance sheets of subsequent periods.

DEFINITIONS

"2020 Share Incentive Plan"	the 2020 global share plan our Company adopted in September 2020, which was amended and restated in May 2021, as amended from time to time
"ADS(s)"	American Depositary Shares issued by the Depositary pursuant to the Deposit Agreement in respect of our Class A Ordinary Shares deposited in our ADS program, each ADS representing two (2) Class A Ordinary Shares on deposit with the Custodian
"Articles" or "Articles of Association"	the fifteenth amended and restated articles of association of the Company conditionally adopted by special resolutions of the Shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Beijing Huapin Borui"	Beijing Huapin Borui Network Technology Co., Ltd. (北京華品博睿網絡技術有限公司), a limited liability company established under the laws of the PRC on December 25, 2013
"Board"	the board of Directors
"CG Code"	the Corporate Governance Code set out in Appendix C1 to the Listing Rules
"China" or "PRC"	the People's Republic of China and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Share(s)"	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per share on any resolution tabled at the Company's general meetings
"Class B Ordinary Share(s)"	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Code"	the Management Trading of Securities Policy

DEFINITIONS

"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	KANZHUN LIMITED, a company with limited liability incorporated in the Cayman Islands on January 16, 2014
"Compensation Committee"	the compensation committee of the Board
"Compliance Advisor"	Guotai Junan Capital Limited, being the compliance advisor of the Company
"connected transaction(s)"	has the meaning ascribed to it under the Listing Rules
"Consolidated Affiliated Entity(ies)"	entities of which we are the primary beneficiary through the Contractual Arrangements, namely the VIE and its subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into among the WFOE, the VIE and the Registered Shareholders (as applicable)
"Corporate Governance Committee"	the corporate governance committee of the Board
"CRM system"	customer relationship management system
"Custodian"	Citibank, N.A. – Hong Kong, appointed by the Depositary to hold Class A Ordinary Shares deposited under the Deposit Agreement
"DAU"	daily active users, which refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once
"Deposit Agreement"	Deposit Agreement, dated as of June 15, 2021, by and among the Company, the Depositary, and the holders and beneficial owners of ADSs, as amended and supplemented from time to time

DEFINITIONS

"Depositary"	Citibank, N.A., the depositary of the Company's ADS program
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Group", "our Group", "the Group", "we", "us" or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange" or "HKEX"	The Stock Exchange of Hong Kong Limited
"IFRS"	International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
"Latest Practicable Date"	September 20, 2024
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange by way of introduction pursuant to the Hong Kong Listing Rules on December 22, 2022
"Listing Date"	December 22, 2022, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Hong Kong Stock Exchange
"Listing Document"	the listing document of the Company dated December 16, 2022
"Listing Rule(s)"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"MAU"	monthly active users, which refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once

DEFINITIONS

"Memorandum" or "Memorandum of Association"	the fifteenth amended and restated memorandum of association of the Company conditionally adopted by special resolutions of the shareholders of the Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Mr. Zhao" or "Founder"	Mr. Peng Zhao, being the founder, chairman and chief executive officer of the Company
"Nasdaq"	the Nasdaq Global Select Market
"Nomination Committee"	the nomination committee of the Board
"Post-IPO Share Scheme"	the share incentive plan conditionally approved and adopted by our Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"Registered Shareholders"	the registered shareholders of the VIE, with respect to Beijing Huapin Borui, Mr. Zhao and Ms. Xu Yue
"Reporting Period"	for the six months ended June 30, 2024
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB"	Renminbi, the lawful currency of China
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2020 Share Incentive Plan and the Post-IPO Share Scheme
"Shareholder(s)"	holder(s) of our Share(s)

DEFINITIONS

"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"United States" or "U.S."	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"VIE"	Beijing Huapin Borui
"weighted voting rights" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Beijing Highland Wolf Technology Co., Ltd. (北京漢藍沃夫技術有限公司), a limited liability company established under the laws of the PRC on December 6, 2023
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhao, being the holder of the Class B Ordinary Shares, entitling to weighted voting rights, details of which are set out in the section headed "Weighted Voting Rights"
"WVR structure"	has the meaning ascribed to it under the Listing Rules
"%"	per cent

